SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 29, 2007, of Holding(s) in Company

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Scottish Power plc

2. Reason for the notification (please state Yes/No)

An acquisition or disposal of voting rights:

Yes

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Credit Suisse Securities (Europe) Ltd, Credit Suisse International, Credit
Suisse Securities (USA) LLC

5. Date of the transaction and date on which the threshold is crossed or reached (v):

23 March 2007

6. Date on which issuer notified:

28 March 2007

7. Threshold(s) that is/are crossed or reached:

6.80%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible  Situation previous to the          Resulting situation after the
using the ISIN CODE               Triggering transaction (vi)        triggering  transaction (vi)
                                  Number of shares                   Number of voting Rights (viii)

ORD GB00B125RK88                  74,781,627                         74,781,627
ADR US81013T8045                  320,180                            320,180

Resulting situation after the triggering transaction (vii)

Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

ORD GB00B125RK88             74,781,627               74,781,627   n/a                  6.77        n/a
ADR US81013T8045             320,180                  320,180      n/a                  0.02        n/a

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

Total (A+B)

Number of voting rights        % of voting rights

101,078,318                    6.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited, Credit Suisse International, Credit
Suisse Securities (USA) LLC are part of the Investment Banking division of
Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of
CSG.

Proxy Voting:

10. Name of the proxy holder:

..................

11. Number of voting rights proxy holder will cease to hold:

..................

12. Date on which proxy holder will cease to hold voting rights:

..................

13. Additional information:

..................

14. Contact name:

..................

15. Contact telephone number:

..................

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Credit Suisse Securities (Europe) Ltd

Contact address (registered office for legal entities):

One Cabot Square, London E14 4QJ

Phone number:

0207 888 3599 Glenda Burford

Other useful information (at least legal representative for legal persons):

..................

B: Identity of the notifier, if applicable (xvii)

Full name:

Rhona Gregg

Contact address:

Scottish Power plc

Phone number:

0141 566 4733

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

..................

C: Additional information :
..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 29,2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary